Blugrass Energy Inc.
13465 Midway Road, Suite 114, LB 10
Dallas, TX 75244

December 26, 2011

Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Re:	Blugrass Energy, Inc.
Form 10-KT for the Period Ended December 31, 2010
Filed May 16, 2011
File No. 000-54035

Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed May 16, 2011
File No. 000-54035

Dear Mr. Humphrey:

This letter is being submitted in response to the comments set forth in the December 15, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  Your comment and our response to the Comment Letter appear below.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Evaluation of Disclosure Controls and Procedures

1.
We note that you have concluded that your disclosure controls and procedures were effective as of the end of each interim period during fiscal 2011. In view of the restatement, please reconsider this conclusion for purposes of the amended quarterly reports and on an ongoing basis.

Blugrass Response:
In view of the restatement of this year’s February 23, 2011 transaction, Blugrass Energy plans to restate its evaluation of Disclosure Controls and Procedures in all applicable filings in 2011.

Our target date for filing the amended 2010 and 2011 restatements is March 31, 2012.

***

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call the undersigned at 972.404.9995.

Sincerely,

/s/ Abe Janz
President & CEO and Chief Accounting Officer

cc:	Amy Geddes, SEC, First Reviewer
Laurence K. Maguire, Financial Advisor, Maguire Consulting, LLC
Roger Crabb, Scheef & Stone, LLP
Michael Bodwell, Partner, Whitley Penn LLP
Ted Madsen, Partner, Madsen & Associates CPA’s, Inc.